Quantitative Group
Our Skills On *Your* Team™

Geostatistics
Resources & Reserves
Reconciliation & Grade Control
Audit & Due Diligence
Strategic Mine Planning
Geometallurgical Modelling
Mine Geology
Training

EXHIBIT

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the "40-F") of Entrée Gold Inc. (the "Company") to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the use of and reference to my name as a Qualified Person for Sections "General Development of the Business, Five Year History", "Description of the Business, Lookout Hill Property" and "Interest of Experts" in the Company's Annual Information Form for the year ended December 31, 2008 , Effective Date March 26 2009, and in the 40-F.

Sincerely,

Name: John Edward Vann, F.AusIMM, M.AIG
Title: Principal Consultant and Director
Company: Quantitative Group Pty Ltd.

Date: March 30, 2009

Quantitative Geoscience Pty Ltd (ABN 30 095 494 947) and Quantitative Group Pty Ltd (ABN 61 120 267 192), trading as QG
address : Suite 12, 18 Parry St Fremantle WA, Australia 6160 (PO Box 1304 Fremantle WA, Australia 6959)
phone : +61 (0) 8 9433 3511 | fax : +61 (0) 8 9433 3611 | email : info@qgroup.net.au | web : www.qgroup.net.au